UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43342

Veraxa Biotech AG

Talacker 35

8001 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Chief Financial Officer Appointment

On September 4, 2026, Veraxa Biotech AG (the “Company”) issued a press release announcing the appointment of Raju Willener as Chief Financial Officer (CFO). In his position as CFO, Mr. Willener will act as the Company’s principal financial officer and principal accounting officer.

Mr. Willener is an accomplished finance executive with more than three decades of international experience spanning investment banking, corporate finance, asset management and strategic leadership. Throughout his career, he has held senior roles, including Chief Financial Officer, Chief Investment Officer, Country Head and Head of Corporate Finance across the U.S., Europe and Asia. Prior to joining VERAXA, Mr. Willener served as Director of Corporate Development at Exentis Group AG, before being appointed Chief Financial Officer in 2025, where he led M&A initiatives, financial strategy and key corporate functions. Earlier in his career, Mr. Willener held senior executive and investment leadership positions at top-tier global financial institutions and investment firms, with responsibilities spanning corporate finance, capital markets, investor relations and the oversight of investment portfolios exceeding CHF 30 billion in assets under management. Mr. Willener holds an MBA and a Master’s degree in Accounting and Finance and is qualified in Financial Risk Management.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated September 4, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERAXA BIOTECH AG

Date: September 4, 2026	By:	/s/ Christoph Antz
	Name:	Christoph Antz
	Title:	Chief Executive Officer

By:	/s/ Oliver Baumann
Name:	Oliver Baumann
Title:	Chairman of the Board of Directors

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